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                                                                   EXHIBIT 58


                            [On Pennzoil letterhead]


                        UPR MAKES SENSATIONAL ADMISSIONS

   Jack Messman Refers to UPR's Trend of Steep Declines in Production as the
                              "Valley of Despair"

 UPR's Financial Advisor Report Says Value of Pennzoil is as Much as $94.86 Per
                                     Share

        UPR Memorandum Says Likelihood of Prevailing Against Pennzoil in
                        Poison Pill Litigation is "Nil"


         Houston, Texas --September 9, 1997 - In a letter today from James L. Pate, Chairman of Pennzoil Company (NYSE: PZL), to Jack Messman, Chairman of Union Pacific Resources Group (NYSE: UPR), Mr. Pate accused UPR of initiating an unfounded attack on Pennzoil's strategic plan to divert attention from UPR's sensational disclosures filed yesterday. UPR made the eleventh hour sensational disclosures in the face of an impending court hearing concerning UPR's failure to disclose material information to Pennzoil's shareholders in connection with its tender offer.

         Following is the full text of the letter sent today from Mr. Pate to Mr. Messman:

Mr. Jack L. Messman
Chairman and Chief Executive Officer
Union Pacific Resources Group Inc.
801 Cherry Street
Fort Worth, Texas 76102-6803

Dear Jack:

                 Your Schedule 14D-1 amendment filed late yesterday afternoon is remarkable for its eleventh hour sensational admissions of information which we have long maintained Union Pacific Resources (UPR) had a duty to disclose. Notwithstanding the spin you attempt to place on these admissions and your attempt to divert attention from them by your concurrent attack on our strategic plan, your filing illustrates the serious credibility problem faced by UPR, both with respect to the posture of UPR and your offer for Pennzoil Company.

                 It has been clear to us all along that your offer is a desperate attempt to solve UPR's problems. Moreover, you are attempting to do so by acquiring Pennzoil at a price well below its inherent value.

                 I note here just a few examples from your filing yesterday:
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                 o        You, Jack, coined the phrase "VALLEY OF DESPAIR" to
                          describe the trend of steep declines in production from UPR's Austin Chalk and other properties and the phrase "WALKING UP THE DOWN ESCALATOR" to refer to UPR's publicly stated goal of 10% growth per year in spite of such declines.

                 o In a submission to the IRS, you stated "[T]here is significant uncertainty as to how much further the Austin Chalk production can be economically extended.... Consequently, management has concluded
                          that [UPR] CANNOT MAINTAIN ITS CURRENT LEVELS OF
                          PRODUCTION FOR EXISTING PROPERTIES.... Quite simply,
                          [UPR]'s current drill site inventory is not sufficient to keep [UPR]'s overall production and reserves from declining significantly in the near future."

                 o In January 1997, Smith Barney, UPR's financial advisor for the tender offer, presented a report to UPR valuing Pennzoil from $82.02 per share UP TO $94.86 PER SHARE. Yet you have written to Pennzoil shareholders that "Pennzoil, by itself, cannot create sufficient shareholder value to compete with UPR's
                          $84 per share bid...." Plus, I think you know that
                          even the Smith Barney range is low and that the actual value of your purported $84 per share proposal is problematic and subject to substantial downward pressure.

                 o UPR's planning memorandum states that "The tender offer would be accompanied by litigation to remove the shareholder rights plan.... THE LIKELIHOOD OF
                          WINNING IS NIL, BUT THE LITIGATION APPLIES PRESSURE to [Pennzoil] and provides defense against an unfriendly venue if [UPR] gets sued."

                 o UPR's tender offer planning team believed that it was necessary to commence the offer as soon as possible because of the risk that Pennzoil's stock price would continue to rise, thereby "diminish[ing] the perceived premium [to be] paid" by UPR. You hoped that "[a]n early strike would ... somewhat BLUR THE MARKET'S PERCEPTION of any subsequent increase in stock price, for which [UPR] would naturally take credit."

                 o And that "[t]HERE IS MORE LIKELY GOOD NEWS THAN BAD NEWS" for Pennzoil, thus the recommendation to strike now before Pennzoil's stock price reflected the good news.

                 o UPR's advisors prepared a response for you, Jack, to a possible question that I might ask, that states "I believe, and apparently so does the investment community, that you have done a SUPERB JOB of turning around the company. You have it on the RIGHT PATH."

                 Your document filed yesterday is a prime example of highly selective disclosure accompanied by spin control. You well know that your litigation team fought tooth and nail in federal courts in two states to avoid having to make the partial disclosures you made yesterday. I can only surmise that it was the expectation that you would be defeated in the court hearing tomorrow in your effort to avoid these disclosures that led you to make them at the eleventh hour. Moreover, you repeatedly downplay these disclosures, by implying that they do not have the
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imprimatur of anyone of significance at UPR. I invite you to go public with the full text of all of the documents referenced in your filing, including the heavily redacted portions which have been withheld from everyone. File them in full as exhibits to your Schedule 14D-1. File them in full in an 8-K so your own shareholders and your analysts can see for themselves.

                 While reviewing these documents, I hope your shareholders will ask you the following questions:

                 1. According to UPR's own long-range plan, when does production from the Austin Chalk trend downward and precipitously decline?

                 2. What is UPR's forecasted drillsite inventory for 1998 and beyond?

                 3. When does the "drilling machine" run out of raw material? What happens then?

                 4. Why should UPR's experiences differ from those of other ompanies that are dependent on the Austin Chalk?


                 5. Why doesn't UPR retain the discipline of independent reservoir engineers in determining its proved and probable reserves?


                 Your letter and accompanying press release attempt to divert attention from the serious deficiencies of UPR's disclosures by alleging shortcomings in our strategic plan. You well know that our strategic plan has been succeeding and that there is every expectation that it will continue to succeed. Contrary to your claim, we have disclosed significant elements of our strategic plan in our SEC filings, in public advertisements and to our analysts and shareholders. Our international, Gulf of Mexico, downstream and consumer products initiatives are well known. We have delivered our plan to UPR in litigation discovery. In contrast, UPR continues to withhold its strategic plan from Pennzoil in litigation discovery. Your general counsel Joseph LaSala in a sworn affidavit has said that UPR's own plan is "proprietary" and "secret" and that UPR would be "irreparably harmed" by any disclosures of the plan. Under the circumstances, how can you complain about our strategic plan in light of your refusal to disclose your own plan? Finally, I am disappointed that you continue to quote my alleged statement about Pennzoil's stock price over the next four to five years. I never made that statement and I believe you know it.

                 Our Board of Directors has carefully and thoroughly reviewed UPR's partial cash, partial stock proposal and rejected it because it is inadequate and not in the best interests of Pennzoil and its shareholders. We remain committed to the continued implementation of our strategic plan which can deliver better long-term value to our shareholders and has more upside potential than the UPR proposal.

                                        Sincerely,

                                        /s/ Jim

                                        James L. Pate